Todd J. Emmerman todd.emmerman@kattenlaw.com 212.940.8873 direct 212.894.5873 fax

June 24, 2009

Via Edgar Transmission and Federal Express

United States Security and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 3561 Attention: Jeffrey Sears

Re:	Rand Logistics, Inc. File No. 001-33345 Form 10-K: For the fiscal year ended March 31, 2008

Dear Mr. Sears:

Set forth below is the response of Rand Logistics, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 19, 2009 (the “Comment Letter”).  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company.

Form 10-K: For the fiscal year ended March 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

June 24, 2009

Results of Operations, page 14

1.
You state in your response to our prior comment number 2 that you plan to limit the disclosure of the non-GAAP measures “EBITDA” and “adjusted EBITDA” to your press releases furnished pursuant to Item 701 of Form 8-K.  However, we do not believe that your response or your proposed disclosure adequately explain why those non-GAAP measures provide investors with useful information regarding your company’s performance, financial condition, or liquidity.  You state that you believe the measures are useful to investors because the capital intensive nature of your industry often results in significant depreciation and amortization.  However, this does not explain why it is useful for investors to disregard these costs for capital intensive businesses such as yours.  You also state that these measures are used to measure “cash earnings” of your company.  Given that EBITDA is operating income before depreciation and amortization, and that operating income is based on the accrual method of accounting, we cannot concur that EBITDA reflects cash basis earnings.  From your response, it would appear that operating cash flow would best serve your intended purpose.  As such, we believe that the disclosure of “EBITDA” and “adjusted EBITDA” should also be discontinued in your press releases furnished on Form 8-K.  Please revise or advise.

Response:

The Company will discontinue the use of EBITDA and Adjusted EBITDA in its press releases furnished on Form 8-K.

2.
We have reviewed your responses to our prior comment numbers 3 and 4.  However, we are unable to assess the adequacy of your intended disclosure, since your response did not include an example of such disclosure as requested in our prior comments.  Please provide us with proposed MD&A disclosure that appropriately analyzes and discusses both (i) the results of your U.S. operations and Canadian operations on a separate basis and (ii) your company’s operating expenses.  Based upon the disclosure in Note 20 to your financial statements for the fiscal year ended March 31, 2008 and Note 17 to your financial statements for the nine month period ended December 31, 2008, we note that it may be necessary to discuss the revenue and expenses of your U.S. operations and Canadian operations on a separate basis in order to adequately explain the changes in your company’s results of operations.

Response:

Please see Exhibit 1 for our proposed disclosure for the results of operations section of our MD&A to be included in our Form 10-K for the fiscal year ended March 31, 2009, which we intend to file at the opening of business on June 25, 2009.

June 24, 2009

Financial Statements

Notes to the Consolidated Financial Statements

Note 2.  Significant Accounting Policies

Revenue Recognition, page F-7

3.
You state in your response to our prior comment number 11 that “costs attributable to voyage charters that are not subcontracted to other freight providers are recognized ratably over the period from the departure of the vessel from its original shipping point to its destination.” However, we note that your accounting policy does not appear to comply with any of the alternatives outlined in EITF 91-9.  As such, please revise your accounting policy and tell us the method of cost recognition that you expect to use in future periods.  Alternatively, tell us why you believe that a revision to your accounting policy is unnecessary.

Response:

EITF 91-9 permits the use of Method 5, which is “the allocation of revenue between reporting periods based on relative transit time in each reporting period with expenses recognized as incurred.”  We believe we are following this EITF within the framework of other US GAAP. Our salaries and wages incurred by our crews are cutoff exactly at the revenue cutoff dates.  Our fuel inventories on each vessel are measured at each revenue cutoff date for proper measurement of exact usage of fuel consumed. Our insurance premium costs are amortized over the sailing season. Food, galley and other cash expenses are expenses as incurred.

Our updated disclosure is as follows:

Revenue and operating expenses recognition

The Company generates revenues from freight billings under contracts of affreightment (voyage charters) generally on a rate per ton basis based on origin-destination and cargo carried. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 91-09, “Revenue and Expense Recognition for Freight Services in Progress” Method 5, voyage revenue is recognized ratably over the duration of a voyage based on the relative transit time in each reporting period, when the following conditions are met: the Company has a signed contract of affreightment, the contract price is fixed or determinable and collection is reasonably assured.  Included in freight billings are other fees such as fuel surcharges and other freight surcharges, which represent pass-through charges to customers for toll fees, lockage fees and ice breaking fees paid to other parties.  Fuel surcharges are recognized ratably over the duration of the voyage, while freight surcharges are recognized when the associated costs are incurred. Freight surcharges are less than 5% of total revenue.

Marine operating expenses such as crewing costs, fuel, tugs and insurance are recognized as incurred or consumed and thereby is recognized ratably with revenue in each reporting period. Repairs and maintenance and other insignificant costs are recognized as incurred.

June 24, 2009

The Company subcontracts excess customer demand to other freight providers.  Service to customers under such arrangements is transparent to the customer and no additional services are being provided to customers.  Consequently, revenues recognized for customers serviced by freight subcontractors are recognized on the same basis as described above.  Costs for subcontracted freight providers, presented as “outside voyage charter fees” on the statement of operation are recognized as incurred and thereby is recognized ratably over the voyage.

In addition, all revenues are presented on a gross basis in accordance with the guidance in Emerging Issues Task Force 99-19 (EITF 99-19), “Reporting Revenue Gross as a Principal versus Net as an Agent.”

4.
Based upon your response to our prior comment number 22, it appears that you believe that your company operates as a single reportable segment, as each of your vessels meets the definition of an operating segment, and each operating segment qualifies for aggregation based upon the criteria outlined in paragraph 17 of SFAS No. 131.  However, we also note that your U.S. operations and Canadian operations reflect two separate operating entities (i.e., Lower Lakes Transportation Company and Lower Lakes Towing, Ltd.), each of which appears to be a separate “reporting unit” based upon your response to our prior comment number 23.  Furthermore, given that maritime laws place certain restrictions on the service routes of vessels based upon the country in which the vessels are flagged, it appears that management would review/assess the performance of your company’s U.S. operations and Canadian operations on a separate basis prior to making decisions about the allocation of resources – including, decisions regarding the expansion or reduction of fleet size.  For the aforementioned reasons, it appears that it would be appropriate to specifically assess whether your U.S. operations and Canadian operations qualify for aggregation based upon the criteria outlined in paragraph 17 of SFAS No. 131.  In this regard, we acknowledge that your U.S. operations and Canadian operations appear to meet several of the qualitative factors that must be considered prior to aggregating two or more operating segments into a single reportable segment.  However, it still unclear to what extent your U.S. operations and Canadian operations have demonstrated similar long-term financial performance.  Given that you have stated in your response to our prior comment number 4 that the difference in the financial performance between your U.S. operations and Canadian operations has historically resulted from the U.S. tax provision, dividend accrual, and corporate overhead, please (i) tell us the amount of income generated by each region prior to the allocation of such expenses for each of your last two fiscal years and (ii) quantify and explain in detail any factors that have resulted in material differences in the performance of the two regions over such periods, if applicable.  Your response should also explain in detail why there were significant differences in the revenue growth rates of your Canadian operations and U.S. operations for both fiscal year 2008 and the nine month period ended December 31, 2008.

June 24, 2009

Response:

The Company believes each of its twelve vessels operates as a segment and are managed as a segment, as an operating segment is defined by paragraph 10 of SFAS-131.  The Company has five direct and indirect subsidiaries, two of which are operating companies in the US and one of which operates in Canada.  Paragraph 38 of SFAS-131 requires the Company to report geographic information by domiciled country and all foreign countries in total.  We are also required by tax regulations to separately aggregate US subsidiaries’ income and Canadian income for tax return purposes.

Our “Chief Decision Maker” makes primary assessments of performance and investment decisions for capital expenditures at the vessel level.  Such investments are presented to our Board of Directors at the vessel level.  Decisions to acquire vessels have been based on overall customer demand on the Great Lakes, much of which is cross border trade that can be handled by vessels flagged in either country. Decisions on whether to expand fleet size are based on our customers’ requirements, which include substantial cross border deliveries estimated to be 75% of the Company’s total revenue.  Our management has not, and does not, make investment decisions by allocating capital resources to a country for  further allocation at the vessel level by a “segment manager”.

When reviewing Canadian and US combined financial statements for our vessels, the differences in revenues and costs between the US vessels and Canadian vessels in the aggregate primarily relate to the number of vessels in each country.  Accordingly,  the results of an aggregation criteria of the two countries would produce similar results to the aggregation criteria of the vessels, as set forth in paragraph 17 of SFAS-131.

During the fiscal year ended March 31, 2009, revenue in the Canadian subsidiary increased $34.7 million, or 64.6% to $88.3 million from $53.6 million in the fiscal year ended March 31, 2008.  The Canadian revenue increase included $10.8 million related to the transfer of a former WMS vessel (US) to Canada (which includes $6.3 million in year over year growth compared to such vessel’s operating revenue in the fiscal year ended March 31, 2008), $10.5 million related to the full year of operating the Voyageur vessels, $9.7 million in Outside Voyage charter revenues, and $3.7 million of other increases.

During the fiscal year ended March 31, 2009, revenue in the US subsidiaries increased $4.8 million, or 11.6%, to $45.9 million from $41.1 million in the fiscal year ended March 31, 2008.  The US revenue change included an $11.4 million increase in revenue in its remaining two WMS vessels and $3.7 million of other increases, offset by a decrease of $4.5 million  in revenue due to the transfer of the third WMS vessel to Canada and $5.8 million related to the retirement of the oldest and smallest vessel in the fiscal year ended March 31, 2008.

June 24, 2009

The following table illustrates the breakdown of operating income by geographic area:

	FYE 3/31/2009	FYE 3/31/2008

Operating Income:

Canada:	$9,148	$	(439)

United States:

Grand River/LL Transportation	$3,510		$(3,527)

WMS impact on Rand entity	$0		$(4,708)

WMS impact on Deconsolidated VIE	$0		$2,508

Rand Parent G&A expense	$(3,383)		$(3,198)

Sub-total (US)	$127		$(8,925)

Total Consolidated Operating Income	$9,275		$(9,364)

Note: Operating Income(Loss) is before Interest, Swap valuation adjustments, Other, Taxes and dividends.

The major differences between the vessels’ operating income (as separated by country) in the fiscal year ended March 31, 2008, were attributable to the WMS timecharter agreement, which was much more costly to US subsidiaries than operating our own vessels (offset by operating income made by the WMS VIE), a write-down of $1.7 million for the retirement of our oldest and smallest vessel, the $0.9 million lease cost for the McKee Sons barge, and the impact of less efficient trade patterns resulting from the WMS strike.

The major differences between the vessels’ operating income (as separated by country) in the fiscal year ended March 31, 2009 were attributable to the Canadian subsidiary operating seven vessels (58.3% of fleet) for the entire sailing season (including the reflagged WMS vessel and the full year benefit of the two Voyageur vessels), and the US subsidiaries operating five vessels (41.7% of the fleet) for the entire season (including the two WMS vessels), and $0.9 million lease cost for the McKee Sons barge.  In addition, all of the outside Voyage charter revenues,  cost and margin are incurred by the Canadian subsidiary.

The 58/42 split of vessels is similar to the split of Freight and related revenue and vessel operating cost for the aggregated twelve vessels, with  other differences attributable the exact trade patterns used by the individual vessels. The major difference in the vessels’ operating income (as separated by country) for the nine months ended December 31, 2008 is similar to the full year due to the winter lay-up period.

June 24, 2009

Moreover, we note that in the fiscal year ended March 31, 2009, applicable margins (excluding parent company G&A) as a percentage of total revenue were as follows:

	Canada	US

Adjusted EBITDA*%:	17.4%	17.2%

Operating Income %:	10.4%	7.6%

Income Before Taxes**%	3.4%	1.1%

*Adjusted EBITDA is equal to total revenue less vessel operating expenses, outside voyage charter fees, repairs and maintenance and general and administrative expenses.

**Income Before Taxes includes deduction for Interest and interest rate swap adjustments but not preferred stock dividends.

For the nine months ended December 31, 2008, the applicable margins (excluding parent company G&A) as a percentage of total revenue were as follows:

	Canada	US

Adjusted EBITDA*%:	21.7%	21.1%

Operating Income %:	16.2%	14.0%

Income Before Taxes**%	10.0%	8.4%

Accordingly, the economic characteristics between countries are similar when comparing Adjusted EBITDA Margin %, Operating Margin %, and Income Before Taxes %.  We note that in the fiscal year ended March 31, 2008, the Voyageur vessels were acquired by the Canadian subsidiary in the middle of the sailing season and the three time chartered WMS vessels were on strike for more than half of the sailing season.

*******************************

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 24, 2009

If you have any questions regarding any of our responses, please feel free to call me (212) 940-8873.

Sincerely yours,

/s/ Todd J. Emmerman

Exhibit 1

Proposed disclosure only-all financial information is unaudited

Results of Operations for the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008.

The fiscal year ended March 31, 2009 was highlighted by several significant events:

(1)
We operated the three former WMS time chartered vessels that we acquired on February 13, 2008 for a total of 797 Sailing Days, which we define as days a vessel is crewed and available for sailing, during the fiscal year ended  March 31, 2009. During the fiscal year ended March 31, 2008, these three vessels sailed only 468 days due to a strike by WMS’s licensed officers.

(2)	We operated the two former Voyageur vessels for a total of 529 Sailing Days during the fiscal year ended March 31, 2009, compared to only 285 Sailing Days during the fiscal year ended March 31, 2008.

(3)
We retired and scrapped our oldest and smallest vessel at the end of the 2008 sailing season, and accordingly did not operate such vessel during the fiscal year ended March 31, 2009. We operated this vessel 233 Sailing Days during the fiscal year ended March 31, 2008.

(4)
Due to the repowering and other upgrading of the Saginaw, we operated this vessel only 222 Sailing Days during the fiscal year ended March 31, 2009, compared to 275 Sailing Days during the fiscal year ended March 31, 2008.

(5)
Excluding the Saginaw, we operated the remaining Canadian and U.S. Core Vessels that Lower Lakes owned or operated at the time of our March, 2006 acquisition for 22 fewer Sailing Day during the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008.  This decrease was primarily the result of reduced operations in the three month period ended March 31, 2009 due to the impact of a weaker economy.

(6)	We benefited from improved freight rates on new and renewed contracts, as well as contractual rate increases from existing contracts.

(7)
Until December 2008, we benefited from improved vessel utilization realized from greater scheduling flexibility and increased backhaul opportunities available to our larger fleet, which allowed us to increase the percentage of time that the Company’s vessels were loaded.  Consequently, we moved significantly more cargo during the fiscal year ended March 31, 2009 as compared to the fiscal year ended March 31, 2008.

(8)
All of our customer contracts have fuel surcharge provisions whereby the increases in our fuel costs are passed on to customers.  Such increases in fuel surcharges impact our margin percentages, but do not reduce our margin dollars.

(9)
Due to the weakened economy, we experienced a significant slowdown from our aggregates and iron ore customers commencing in December 2008, as quarries were closed early for the winter and iron ore shipments to our major steel manufacturing customer were suspended.  Much of our aggregate and steel customer’s tonnage is carried in north to south trips; however, commencing in December, 2008, we were required to continue to meet customer contractual commitments for our backhaul customers (usually south to north) who remained open before the winter freeze and scheduled lock closures.  Accordingly, the remaining vessels operated through the end of the sailing season but were unable to maintain scheduling and operating efficiencies.

(10)
The Canadian dollar weakened by approximately 23% versus the US dollar at March 31, 2009 as compared to March 31, 2008.  However, as a result of the timing of our Great Lakes season, Canadian revenues and costs were translated at an approximately 5% lower translation rate than in the prior year.

Exhibit 1

Selected Financial Information

(USD in 000's)	Fiscal year ending March 31, 2009	Fiscal year ending March 31, 2008	$ Change	% Change
Revenue:
Freight and related revenue	$85,832	$70,985	$14,847	20.9%
Fuel and other Surcharges	$29,144	$14,269	$14,875	104.2%
Outside Voyage Charter revenue	$19,210	$9,515	$9,695	101.9%
Total	$134,186	$94,769	$39,417	41.6%

Expenses:
Outside Voyage Charter Fees	$17,665	$9,436	$8,229	87.2%
Vessel Operating expenses	$81,346	$69,117	$12,229	17.7%
Repairs and Maintenance	$5,162	$3,844	$1,318	34.3%

Sailing Days:	3,148	2,883	265	9.2%

Per Day in Whole USD:
Revenue per Sailing Day:
Freight and related revenue	$27,266	$24,622	$2,644	10.7%
Fuel and other Surcharges	$9,258	$4,949	$4,309	87.1%

Expenses per Sailing Day:
Vessel Operating expenses	$25,841	$23,974	$1,867	7.8%
Repairs and Maintenance	$1,640	$1,333	$307	23.0%

Exhibit 1

Management believes that each of our vessels should achieve approximately 275 Sailing Days in an average Great Lakes season assuming no major repairs or incidents and normal dry-docking cycle times performed during the winter lay-up period. The Company’s vessels sailed an average of approximately 262 Sailing days during the 2009 sailing season, which ended early due to the weakened economy, compared to an average of 236 Sailing Days (excluding the acquired Voyageur vessels) during the 2008 sailing season.  During the fiscal year ended March 31, 2009, Sailing Days increased 265 days, or 9.2%, to 3,148 Sailing Days, despite the early shutdown of customer quarries and cessation of iron ore shipments in December 2008, from 2,883 Sailing Days during the fiscal year ended March 31, 2008.

The following table summarizes the changes in the components of our revenue and vessel operating expenses as a result of changes in Sailing Days during the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008:

		Freight and	Fuel and	Outside		Vessel
	Sailing	Related	Other	Voyage	Total	Operating
(USD in 000's)	Days	Revenue	Surcharges	Charter	Revenue	Expenses

Fiscal year ended March 31, 2008	2,883	$70,985	$14,269	$9,515	$94,769	$69,117

Changes in fiscal year ended March 31, 2009:
Increase attributable to acquired WMS vessels	329	$12,074	$5,671	-	$17,745	$8,716
Increase attributable to the acquired Voyageur vessels	244	$7,276	$3,269	-	$10,545	$6,577
Sailing Days Lost due to retirement of smallest vessel	(233)	$(4,748)	$(1,094)	-	$(5,842)	$(4,443)
Changes due to the Saginaw Engine Upgrade	(53)	$(1,281)	$690	-	$(591)	$(1,251)
Other factors	(22)	$1,526	$6,339	-	$7,865	$2,630
Changes in Outside Voyage Charter Revenue	-	-	-	$9,695	$9,695	-
Other	-	-	-	-	-	-
Sub-Total	265	$14,847	$14,875	$9,695	$39,417	$12,229

Fiscal Year ended March 31, 2009	3,148	$85,832	$29,144	$19,210	$134,186	$81,346

Total revenue during the fiscal year ended March 31, 2009 was $134.2 million, an increase of $39.4 million, or 41.6%, compared to $94.8 million during the fiscal year ended March 31, 2008.  This increase was primarily attributable to increased Sailing Days, higher fuel surcharges, price increases, improved vessel utilization and improved trade patterns.

Freight and other related revenue generated from the Company’s owned vessels increased $14.8 million, or 20.9%, to $85.8 million during the fiscal year ended March 31, 2009 compared to $71 million during the fiscal year ended March 31, 2008. Freight and related revenue per Sailing Day increased $2,644, or 10.7%, to $27,266 per Sailing Day in the fiscal year ended March 31, 2009 compared to $24,622 the fiscal year ended March 31, 2008.  This increase reflects a combination of a larger fleet, price increases, higher water levels, productivity improvements, improved backhaul utilization and improved trading patterns.

Exhibit 1

Fuel and other pass through surcharges increased $14.9 million, or 104%, to $29.1 million during the fiscal year ended March 31, 2009 compared to $14.3 million during the fiscal year ended March 31, 2008. Fuel and other surcharges revenue per Sailing Day increased $4,309 to $9,258 per Sailing Day in the fiscal year ended March 31, 2009 compared to $4,949 in the fiscal year ended March 31, 2008.

Outside Voyage Charter revenues increased $9.7 million, or 102%, to $19.2 million during the fiscal year ended March 31, 2009 compared to $9.5 million during the fiscal year ended March 31, 2008.  The increase in Outside Voyage Charter revenues was due to the Company outsourcing contractual commitments that it could not handle on a timely basis with its own capacity during the first eight months of the fiscal year as a result of the repowering of the Saginaw, the carryover effect from the strike against the WMS vessels in the fiscal year ended March 31, 2008, and the Company’s practice to outsource a portion of its normal business to optimize vessel efficiencies.

Vessel Operating Expenses increased $12.2 million, or 17.7%, to $81.3 million in the fiscal year ended March 31, 2009 compared to $69.1 million in the fiscal year ended March 31, 2008 which was attributable to crewing and operating the Company’s vessels for an additional 265 Sailing Days.  Vessel operating expenses per Sailing Day increased $1,867, or 7.8%, to $25,841 in the fiscal year ended March 31, 2009 compared to $23,974 in the fiscal year ended March 31, 2008.  The increased costs were primarily attributable to higher fuel prices, which were passed on to our customers.

Repairs and maintenance expenses, which consist of expensed winter work, increased $1.3 million to $5.2 million during the fiscal year ended March 31, 2009 from $3.8 million during the fiscal year ended March 31, 2008.  Repairs and maintenance per Sailing Day increased $307 to $1,640 per Sailing Day in the fiscal year ended March 31, 2009 from $1,333 during the fiscal year ended March 31, 2008   The increase was caused by $0.9 million of expenses carried over from the Winter 2008 lay-up into the first quarter of fiscal year ended March 31, 2009, as compared to a carryover of only $87 in the fiscal year ended March 31, 2008.

Our general and administrative expenses decreased $0.6 million to $10.1 million during the fiscal year ended March 31, 2009 from $10.7 million in the fiscal year ended March 31, 2008. The decrease in general and administrative expenses included the elimination of $0.7 million recorded by the consolidated WMS VIE in the fiscal year ended March 31, 2008, offset by an increase of $439 in non-cash equity compensation in the fiscal year ended March 31, 2009.  Excluding the WMS VIE, the cash portion of our general and administrative expenses declined $263 to $9.2 million in the fiscal year ended March 31, 2009 from $9.5 million during the fiscal year ended March 31, 2008.  Our general and administrative expense represented 7.6% of revenues during the fiscal year ended March 31, 2009, a decrease from 11.3% of revenues during the fiscal year ended March 31, 2008.  During the fiscal year ended March 31, 2009, $3.4 million of our general and administrative expenses was attributable to our parent company and $6.7 million was attributable to our operating companies.

Depreciation expense rose $375 to $6.8 million during the fiscal year ended March 31, 2009 compared to $6.4 million during the fiscal year ended March 31, 2008.  The increase in depreciation expense was primarily attributable to the full year of depreciation of the two Voyageur vessels acquired in the second quarter of fiscal year ended March 31, 2008 and the depreciation expense associated with the investment in the Saginaw repowering, offset by the retirement of our oldest and smallest vessel at the end of the third quarter of the fiscal year ended March 31, 2008.

Amortization of drydock costs increased $0.7 million to $2.1 million during the fiscal year ended March 31, 2009 from $1.5 million during the fiscal year ended March 31, 2008 due to the drydocking of our two largest vessels during the 2008 winter layup period.  During the fiscal year ended March 31, 2009, the Company amortized the deferred drydock costs of six of its twelve vessels compared to four vessels during the fiscal year ended March 31, 2008.

Exhibit 1

Amortization of intangibles decreased $253 to $1.7 million during the fiscal year ended March 31, 2009 from $1.9 million during the fiscal year ended March 31, 2008 due to reduced amortization arising from the acquisition of the two Voyageur vessels in the second quarter of the fiscal year ended March 31, 2008.  Amortization of chartering agreement costs of $337 incurred during the fiscal year ended March 31, 2008 were not incurred in the fiscal year ended March 31, 2009 as a result of the acquisition of the WMS vessels in the fourth quarter of the fiscal year ended March 31, 2008.

The Company incurred a loss or $1.7 million on the retirement of its oldest and smallest vessel in the fiscal year ended March 31, 2008.  Additionally, the WMS VIE realized a gain of $0.7 million on the sale of the WMS vessels immediately prior to its deconsolidation from the Company’s financial statements on February 13, 2009.

 As a result of the items described above, during the fiscal year ended March 31, 2009, the Company’s operating income increased $18.6 million to $9.3 million compared to an operating loss of $9.3 million during the fiscal year ended March 31, 2008.

Interest expense increased $1.5 million to $6.4 million during the fiscal year ended March 31, 2009 from $4.9 million during the fiscal year ended March 31, 2008. This increase in interest expense was a result of the additional indebtedness incurred in connection with our acquisitions of the Voyager and WMS vessels and the repowering upgrade to the Saginaw.  The Company also incurred higher interest expense with its revolving credit facilities in connection with the higher cash balances held on the Company’s balance sheet during the second half of fiscal year ended March 31, 2008.

We recorded a loss on interest rate swap contracts of $2.8 million during the fiscal year ended March 31, 2009 compared to a loss of $1.3 million incurred in the fiscal year ended March 31, 2008 due to Company’s recording the fair value of our two interest rate swap agreements, which were signed in connection with our Amended and Restated Credit Agreement.

The WMS VIE was deconsolidated from the Company’s consolidated financial statements effective February 13, 2008 following the acquisition of the WMS vessels, resulting in a $302 loss.

Our income before income taxes was $141 in the fiscal year ended March 31, 2009 compared to a loss before income taxes of $16.4 million in the fiscal year ended March 31, 2008.

Our provision for income tax expense was $7.3 million during the fiscal year ended March 31, 2009 compared to an income tax benefit of $5.0 million during the fiscal year ended March 31, 2008.  The Company recorded a $6.0 million valuation allowance against its US federal net deferred assets during the fourth fiscal quarter ended March 31, 2009 due to taxable net operating losses for the past three fiscal years.

Our Net Loss was $7.2 million in the fiscal year ended March 31, 2009 compared to a Net Loss of $11.2 million in the fiscal year ended March 31, 2008.

We accrued $1.6 million for cash dividends on our preferred stock during the fiscal year ended March 31, 2009 compared to $1.3 million during the fiscal year ended March 31, 2008.  The dividends accrued at a rate of 9.75% for the three month period ended March 31, 2009.  When the dividends are not paid in cash, the rate increases 0.5% every six months to a cap of 12.0%, and will increase to 10.25% effective July 1, 2009, assuming cash dividends have not yet been paid.

During the fiscal year ended March 31, 2008, we recorded $2.0 million of Stock Warrant Inducement Discount expense in connection with the $0.50 per warrant discount on the 4.0 million warrants which were exercised during that fiscal year.

Our net loss applicable to common stockholders decreased $5.7 million to a loss of $8.8 million during the fiscal year ended March 31, 2009, compared to a loss of $14.5 million during the fiscal year ended March 31, 2008.

Exhibit 1

During the fiscal year ended March 31, 2009, the Company operated five vessels in the US and seven vessels in Canada, and  the percentage of our total Freight and Other revenue, Fuel and other surcharge revenue, Vessel operating expenses, repairs and maintenance costs, and combined depreciation and amortization costs approximate the percentage of vessel ownership by country.  Our Outside Voyage Charter revenue and costs relate solely to our Canadian subsidiary and approximately 50% of our general and administrative costs are incurred in Canada.  Approximately two-thirds of our interest expense is incurred in Canada, consistent with our percentage of overall indebtedness by country.  Approximately 70% of our loss on interest rate swap contracts was realized in Canada based on the larger amount of indebtedness and greater decrease of interest rates in Canada than in the US during the fiscal year ended March 31, 2009. In addition, approximately $1.9 million of our $7.3 million of tax provision was incurred in Canada since a valuation allowance of approximately $6 million was recorded in the US during the fiscal year ended March 31, 2009.  All of our preferred stock dividends are accrued in the US.